UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 27, 2015

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of March 31, 2015 for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of March 31, 2015 and for the three-month period then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of March 31, 2015, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements (IRSE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
April 27, 2015

Countersigned by:

______________________________________
Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of March 31, 2015 (unaudited) and December 31, 2014 (audited)

	Note	As of March 31, 2015	As of December 31, 2014
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	3	504,528	580,499
Trade and other receivables	4	104,396	110,843
Income tax prepayments		15,676	15,042
Inventories	5	307,210	324,070
Prepayments		8,967	4,367
		940,777	1,034,821

Non-current assets
Other receivables		58,010	53,948
Prepayments		2,118	2,268
Available-for-sale financial investments	12	598	744
Other financial instruments	12	25,792	12,251
Property, plant and equipment	6	2,188,235	2,060,976
Exploration and evaluation assets		73,458	57,740
Deferred income tax assets		18,265	17,175
Other assets		930	981
		2,367,406	2,206,083
Total assets		3,308,183	3,240,904

Liabilities and equity
Current liabilities
Trade and other payables		144,233	137,569
Income tax payable		4,707	8,720
Provisions	8	31,392	53,826
		180,332	200,115

Non-current liabilities
Interest-bearing loans and borrowings	12	916,375	883,564
Other non-current provisions		1,916	657
Deferred income tax liabilities		91,216	85,883
		1,009,507	970,104
Total liabilities		1,189,839	1,170,219

Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		553,791	553,791
Legal reserve		160,227	154,905
Other components of equity		546	5,144
Retained earnings		744,646	696,736
Equity attributable to equity holders of the parent		2,041,174	1,992,540
Non-controlling interests		77,170	78,145
Total equity		2,118,344	2,070,685
Total liabilities and equity		3,308,183	3,240,904

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

		For the three-month periods ended March 31,
	Note	2015	2014
		S/.(000)	S/.(000)

Sales of goods	14	290,604	300,082
Cost of sales		(165,518)	(178,394)
Gross profit		125,086	121,688

Operating income (expenses)
Administrative expenses		(48,474)	(48,995)
Selling and distribution expenses		(6,899)	(7,748)
Other operating income, net		2,514	287
Total operating expenses , net		(52,859)	(56,456)
Operating profit		72,227	65,232

Other income (expenses)
Finance income		537	4,629
Finance costs		(5,138)	(9,754)
Net gain (loss) from exchange difference		4,685	(2,399)
Total other income (expenses), net		84	(7,524)
Profit before income tax		72,311	57,708
Income tax expense	9	(20,054)	(17,905)
Profit for the period		52,257	39,803

Attributable to:
Equity holders of the parent		53,232	40,593
Non-controlling interests		(975)	(790)
		52,257	39,803

Earnings per share	11
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.09	0.07

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

		For the three-month periods ended March 31,
	Note	2015	2014
		S/.(000)	S/.(000)

Profit for the period		52,257	39,803

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments	12	(146)	(6,980)
Net loss on cash flows hedges		(4,490)	-
Deferred income tax related to component of other comprehensive income	9	38	2,093
Other comprehensive income for the period, net of income tax		(4,598)	(4,887)

Total comprehensive income, net of income tax		47,659	34,916

Total comprehensive income attributable to:
Equity holders of the parent		48,634	35,706
Non-controlling interests		(975)	(790)

		47,659	34,916

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available-for-sale investments	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	40,593	40,593	(790)	39,803
Other comprehensive loss	-	-	-	-	(4,887)	-	-	(4,887)	-	(4,887)
Total comprehensive income	-	-	-	-	(4,887)	-	40,593	35,706	(790)	34,916

Appropriation of legal reserve	-	-	-	3,627	-	-	(3,627)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests, note 1	-	-	(2,232)	-	-	-	-	(2,232)	2,232	-

Balance as of March 31, 2014	531,461	50,503	554,062	123,460	14,158	-	690,670	1,964,314	80,891	2,045,205

Balance as of January 1, 2015	531,461	50,503	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	53,232	53,232	(975)	52,257
Other comprehensive loss	-	-	-	-	(108)	(4,490)	-	(4,598)	-	(4,598)
Total comprehensive income	-	-	-	-	(108)	(4,490)	53,232	48,634	(975)	47,659

Appropriation of legal reserve	-	-	-	5,322	-	-	(5,322)	-	-	-

Balance as of March 31, 2015	531,461	50,503	553,791	160,227	110	436	744,646	2,041,174	77,170	2,118,344

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three-month periods ended March 31, 2015 and March 31, 2014 (both unaudited)

	For the three-month periods ended March 31,
	2015	2014
	S/.(000)	S/.(000)

Operating activities
Profit before income tax	72,311	57,708
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	16,999	15,432
Finance costs	5,138	9,754
Unrealized exchange difference related to monetary transactions	15,673	2,335
Unrealized exchange difference hedge	(18,030)	-
Long-term incentive plan	2,209	1,626
Amortization of costs of issuance of senior notes	411	411
Net loss on disposal of property, plant and equipment	-	313
Unwinding of discount of long-term incentive plan	198	169
Finance income	(537)	(4,629)
Recovery of impairment of inventories	-	(5)
Other operating, net	(31)	(880)

Working capital adjustments
Decrease (increase) in trade and other receivables	2,469	(18,028)
Increase in prepayments	(4,450)	(9,559)
Decrease in inventories	16,860	11,261
Decrease in trade and other payables	(22,924)	(17,389)
	86,296	48,519

Interests received	453	9,196
Interests paid	(21,784)	(21,197)
Income tax paid	(20,418)	(21,301)

Net cash flows provided from operating activities	44,547	15,217

Interim condensed consolidated statements of cash flows (continued)

	For the three-month periods ended March 31,
	2015	2014
	S/.(000)	S/.(000)

Investing activities
Purchase of property, plant and equipment	(133,239)	(117,831)
Purchase of evaluation and exploration assets	(3,783)	(230)
Proceeds from sale of property, plant and equipment	-	91
Net cash flows used in investing activities	(137,022)	(117,970)

Financing activities
Contribution of non-controlling interests	-	819
Dividends paid	(223)	(96)
Net cash flows from (used in) financing activities	(223)	723

Net (decrease) in cash and cash equivalents	(92,698)	(102,030)
Net foreign exchange difference	16,727	1,564
Cash and cash equivalents at the beginning of the period	580,499	976,952

Cash and cash equivalents at the end of the period	504,528	876,486
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions	15,673	2,335
Purchase of property, plant and equiptment, pending of pay	13,273	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of March 31, 2015 and 2014 (both unaudited), and December 31, 2014 (audited)

1.         Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A. (previously known as Inversiones Pacasmayo S.A. or IPSA), which holds 50.94 percent of the Company’s common and investment shares and 52.63 percent of its common shares as of March 31, 2015 and December 31, 2014. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of March 31, 2015 and for the three-month period then ended, were authorized for issuance by the Management of the Company on April 27, 2015.

As of March 31, 2015, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2014.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary held on March 6, 2014, agreed a contribution of S/.7,100,000. During the three-month period ended March 31, 2014 the contribution made by Quimpac S.A. amounts to S/.819,000.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions made by each shareholder amounted to S/.963,000 during the three-month period ended March 31, 2014, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to interim condensed consolidated financial statements (continued)

Fosfatos del Pacifico S.A.
Fosfatos del Pacifico S.A. is the owner of a brick plant which is in a commissioning period.  Regarding this project, Cementos Pacasmayo S.A.A. committed to assume the total capital expenditure than brick plant needs to achieve its nominal capacity.  This commitment was formalized in the General Shareholders´ Meeting held on July 31, 2013 when it was agreed a contribution up to US$3,300,000 from Cementos Pacasmayo S.A.A. which will not include a change in the percentage of interests of the current shareholders´ structure.  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/. S/.1,269,000  during the three-month period ended March 31, 2014, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

2.         Basis of preparation and changes to the Group’s accounting policies
2.1           Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call option that have been measured at fair value. The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Company’s annual consolidated financial statements as of December 31, 2014.

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2014.

Several new standards and amendments apply for the first time in 2015. However, they do not impact the interim condensed financial statements or the annual consolidated financial statements of the Group.

For information purpose, following is a summary of the nature and impact of each new standard:

-   Amendments to IAS 19 Defined Benefit Plans: Employee Contributions
This amendment is not relevant to the Group, because the Group does not use this form of employment contribution.

Notes to interim condensed consolidated financial statements (continued)

-   Annual Improvements 2010-2012 Cycle
These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 8 Operating Segments
The amendments clarify that an entity must disclose the judgments made by management in applying the aggregation criteria and the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Group is not required to apply the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in note 14 in these financial statements as the reconciliation is reported to the chief operating for the purpose of decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
The amendment clarifies that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The Group did not record any revaluation adjustments during the current interim period.

IAS 24 Related Party Disclosures
The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it does not receive any management services from other entities.

-   Annual Improvements 2011-2013 Cycle
These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 13 Fair Value Measurement
The amendment clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Group does not apply the portfolio exception in IFRS 13.

The Group has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2           Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2015 and 2014.

2.3           Seasonality -
Seasonality is not relevant for the activities of the Group.

Notes to interim condensed consolidated financial statements (continued)

3.        Cash and term deposits
(a)           This caption consists of the following:

	As of March 31, 2015	As of December 31, 2014	As of March 31, 2014
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,623	2,763	1,810
Cash at banks (b)	211,270	283,568	765,676
Short-term deposits (c)	291,635	294,168	109,000
Cash balances included in statements of cash flows	504,528	580,499	876,486

(b)          Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)           As of March 31, 2015, December 31, 2014 and March 31, 2014, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have original maturities of less than three months.

As of March 31, 2015, these short-term deposits include approximately S/.92,820,000 related to the proceeds obtained on February 2013 through the issuance of
Senior Notes.

4.        Trade and other receivables
As of March 31, 2015 this caption mainly include trade receivables, value-added tax credit, interest receivables and tax refund receivable. In this specific case, according to the Company’s management and its legal advisor’s opinion, it is more likely than not that the subsidiary will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Company’s management has concluded that there is no need to record a valuation allowance for this VAT credit.

5.        Inventories
During the three-month periods ended March 31, 2015 the Group has not recognized the provision for inventory carried at net realizable value (As of March 31, 2014, the Company reversed the provision for inventory carried at net realizable value for S/.5,000).

6.        Property, plant and equipment
During the three-month periods ended March 31, 2015, the additions of the Group amounted approximately to S/.146,512,000  (S/.117,831,000 during the three-month period ended March 31, 2014), which are mainly related to  the construction of a cement plant located in Piura.

In connection with the construction of the cement plant in Piura, the borrowings costs capitalized during the three-month period ended as of March 31, 2015 were approximately S/.9,681,000. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent, which is the effective rate of the specific borrowing. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the expenditures on qualifying assets.

Notes to interim condensed consolidated financial statements (continued)

7.        Dividends
As of March 31, 2015, dividends payable amounted to S/.3,230,000 (S/.3,453,000 as of December 31, 2014).

8.        Provisions
As of March 31, 2015 and December 31, 2014 this caption mainly includes workers’ profit sharing, long-term incentive plan and others minor.  The decrease in this liability is mainly explained by the payment of the workers’ profit sharing made in the first quarter of 2015.

9.        Income tax
The Group calculates the period income tax expense using the tax rate that would be applicable to expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended March 31
	2015	2014
	S/.(000)	S/.(000)

Current income tax expense	(15,771)	(20,070)
Deferred income tax expense	(4,283)	2,165
Income tax expense recognized in the consolidated statements of profit or loss	(20,054)	(17,905)
Income tax recognized in other comprehensive income	38	2,093

Total income tax	(20,016)	(15,812)

Notes to interim condensed consolidated financial statements (continued)

10.      Related party transactions disclosures
During the three months ended March 31, 2015 and 2014, the Company carried out the following transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended March 31,
	2015	2014
	S/.(000)	S/.(000)

Income
Income from land and offices rental services	159	120
Fees for management and administrative services	125	93

Expense
Security services provided by Compañía Minera Ares S.A.C.	192	307

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of March 31, 2015 and December 31, 2014:

	March 31, 2015		December 31, 2014
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones ASPI S.A.	49	-	187	-
Other	581	-	370	-

	630	-	557	-

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended March 31, 2015 and December 31, 2014, the Company has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.7,082,000 , during the three-month period ended March 31, 2015, (S/.6,623,000 during the three-month period ended March 31, 2014). The Group does not compensate management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)

11.       Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the three-month periods ended March 31, 2015 and 2014 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2015 and 2014.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended March 31
	2015	2014
	S/.(000)	S/.(000)
Numerator
Net profit attributable to controlling interests of the Company	53,232	40,593

	For the three-month periods ended March 31
	2015	2014
	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	581,964	581,964

	For the three-month periods ended March 31
	2015	2014
	S/.	S/.

Basic and diluted earnings for common and investment shares	0.09	0.07

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

12.      Financial instruments
(a)          Financial asset and liabilities –
Financial assets -

	As of March 31, 2015	As of December 31, 2014
	S/.(000)	S/.(000)

Financial instruments at fair value through of other comprehensive income
Cash flow hedge (cross currency swaps)	25,792	12,251
Total cash flow hedge	25,792	12,251

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	598	744
Total available-for-sale investments	598	744

Total financial assets at fair value	26,390	12,995

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables are non-derivative financial assets carried at amortized cost, held to maturity and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group including trade and other payables, bank overdraft and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)           Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
Cross currency swap contracts measured at fair value through other comprehensive income area designated as hedging instruments in cash flows hedges of a portion of Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$150,000,000.

Notes to interim condensed consolidated financial statements (continued)

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

As of March 31, 2015
	Assets	Liabilities
	S/.(000)	S/.(000)

Cross currency swap contracts designated as hedging instruments
Fair value	25,792	-

	25,792	-

As of December 31, 2014
	Assets	Liabilities
	S/.(000)	S/.(000)

Cross currency swap contracts designated as hedging instruments
Fair value	12,251	-

	12,251	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized loss of S/.4,490,000 for the 3 month period ended March 31, 2015 is included in other comprehensive income.  The amounts retained in other comprehensive income as of March 31, 2015 are expected to mature and affect the consolidated statement of profit or loss in 2023.

Notes to interim condensed consolidated financial statements (continued)

(c)           Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of March 31, 2015 and December 31, 2014:

	Carrying amount		Fair value
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Derivatives financial assets – Cross currency swaps	25,792	12,251	25,792	12,251
Available-for- sale financial investments	598	744	598	744
Total financial assets - non-current	26,390	12,995	26,390	12,995

Financial liabilities
Financial obligations:
Senior Notes	916,375	883,564	888,502	814,313
Total financial liabilities	916,375	883,564	888,502	814,313

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-  The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-   The fair value of the quoted senior notes is based on price quotations at the reporting date.  The Group has not unquoted liability instruments for which fair value is disclosed as of March 31, 2015 and December 31, 2014.

Notes to interim condensed consolidated financial statements (continued)

-   Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-   Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

(d)          Fair value hierarchy -
All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of March 31, 2015 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	25,792	-	25,792
Available-for-sale financial investments:
Quoted equity shares	598	598	-

Total financial assets	26,390	598	25,792

Liabilities for which fair values are disclosed:
Senior Notes	888,502	-	888,502

Total financial liabilities	888,502	-	888,502

During the reporting period ending March 31, 2015, there were no transfers between Levels.  There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	-	12,251
Available-for-sale financial investments:
Quoted equity shares	744	744	-
Total financial assets	12,995	744	12,251

Liabilities for which fair values are disclosed:
Senior Notes	814,313	-	814,313
Total financial liabilities	814,313	-	814,313

There have been no transfers between Levels during the period ending December 31, 2014. There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Notes to interim condensed consolidated financial statements (continued)

Risk management activities-
As a result of its activities, the Group is exposed to foreign currency risk, therefore the Company has acquired hedge financial instruments to mitigate that risk. The three month period ended March 31, 2015 experienced moderate volatility in the US Dollar exchange rate against the Nuevo Sol mitigated by the cross currency swap hedge resulting in net gain mainly related to the borrowings of the Company denominated in US dollars (net loss as of December 31, 2014). Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. The net effect was recorded in the interim condensed consolidated statement of profit or loss in the caption “Net gain (loss) of exchange difference”.

As of March 31, 2015 and December 31, 2014, the Company had no financial instruments to hedge its interest rates or market price (purchase price of coal) fluctuations.

13.      Commitments and contingencies
Operating lease commitments – Group as lessor
As of March 31, 2015, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three-month period ended March 31, 2014 provided an income of S/.154,000 (S/.116,000 for the three-month period ended March 31, 2014).

Operating lease commitments – Group as lessee
In May 2012, the Group signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually.

Capital commitments
As of March 31, 2015, the Group had the following main commitments:

-  Construction of a cement plant located in Piura by S/.66,781,000.
-  Commissioning of a diatomites brick plant in the North of Peru by S/.487,000.
-  Development activities of phosphoric rock by S/.734,000.
-  Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of March 31, 2015 the Group has made contributions for US$18,129,000.

Notes to interim condensed consolidated financial statements (continued)

Other commitments
-   Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-   The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-   Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of March 31, 2015, the Group has accomplished the minimum requirements established in this agreement.

Environmental matters
The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2014.

Tax situation
The Company is subject to Peruvian tax law. To December 31, 2014, the rate of income tax is 30 percent on taxable income. From 2015 onwards in attention to the 30296 Act, the tax rate applicable income on taxable income, after deducting the participation of workers is as follows:

- Exercise 2015 and 2016: 28 percent.
- Exercise 2017 and 2018: 27 percent.
- Exercise 2019 onwards: 26 percent.

Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

In this regard, attention to the 30296 Act, the additional tax on dividend income generated is as follows:

-  4.1 percent of the profits generated until December 31, 2014.
-  For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:

-  2015 and 2016: 6.8 percent.
-  2017 and 2018: 8 percent.
-  2019 onwards: 9.3 percent.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Notes to interim condensed consolidated financial statements (continued)

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2014	2010-2015
Cementos Selva S.A.	2009/2011-2014	2011-2015
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2014	2010-2015
Empresa de Transmisión Guadalupe S.A.C.	2010-2014	2010-2015
Fosfatos del Pacífico S.A.	2010-2014	2010-2015
Salmueras Sudamericanas S.A.	2011-2014	2011-2015
Calizas del Norte S.A.C.	2014	2013-2015
Corianta S.A. (*)	2010-2011	(**)
Tinku Generacion S.A.C. (*)	2010-2011	Dec. 2010-2011

(*)     These subsidiaries were merged with the Company in December 2011.
(**)   The years open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of March 31, 2015 and the consolidated financial statements as of December 31, 2014.

Legal claim contingency
As of March 31, 2015, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.16,147,000. From this total amount, S/.1,264,000 corresponded to labor claims from former employees, S/.7,681,000 is related to property tax assessment received from Pacasmayo District Municipality for periods from 2009 to 2014, and S/.2,298,000 and S/.4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

Mining royalty
Third parties
The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$1.5 each for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. This royalty amounted to S/.172,000 for the three-month period ended March 31, 2015 (S/.172,000 for the three-month period ended March 31, 2014).

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract.   These payments were recognized as part of property, plant and equipment on the interim condensed consolidated statements of financial position.

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50 percent and maturity on 2023. For the three month period ended
March 31, 2015, the Senior Notes accrued interest for S/.10,395,000.

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:
- The fixed charge covenant ratio would be at least 2.5 to 1.
- The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of March 31, 2015, the Company has not entered in any of the operations mentioned above.

Notes to interim condensed consolidated financial statements (continued)

14.      Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

- Production and marketing of cement, concrete and blocks in the northern region of Peru.
- Sale of construction supplies in the northern region of Peru.
- Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated profit or loss statement.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2015
Cement, concrete and blocks	251,016	251,016	119,606	75,172	(20,847)	54,325	2,776,405	-	2,776,405	1,157,614
Construction supplies	20,440	20,440	745	59	(16)	43	27,909	-	27,909	26,970
Quicklime	18,952	18,952	4,722	1,197	(332)	865	127,964	-	127,964	-
Other	196	196	13	(4,117)	1,141	(2,976)	349,515	26,390	375,905	5,255

Consolidated	290,604	290,604	125,086	72,311	(20,054)	52,257	3,281,793	26,390	3,308,183	1,189,839

2014
Cement, concrete and blocks	264,003	264,003	120,459	63,660	(19,752)	43,908	2,744,140	-	2,744,140	1,129,792
Construction supplies	25,152	25,152	885	73	(23)	50	28,215	-	28,215	32,858
Quicklime	10,791	10,791	500	(2,068)	642	(1,426)	129,483	-	129,483	-
Other	136	136	(156)	(3,957)	1,228	(2,729)	326,071	12,995	339,066	7,569

Consolidated	300,082	300,082	121,688	57,708	(17,905)	39,803	3,227,909	12,995	3,240,904	1,170,219

 Notes to interim condensed consolidated financial statements (continued)

During the three-month period ended March 31, 2015 and 2014 there were no inter-segment revenues.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, brine, zinc and others).

Other assets
As of March 31, 2015 corresponds to the available-for-sale investments caption by S/.598,000 and other financial instruments for approximately S/.25,792,000  (S/.744,000 and S/.12,251,000, respectively as of December 31, 2014) which is not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of March 31, 2015 and December 31, 2014, all non-current assets are located in Peru.

15.      Subsequent events
On April 20, 2015, Cementos Pacasmayo S.A.A. closed the terms of a cross currency swap (“CCS”) for an amount of US$20,000,000 with the purpose of hedging the foreign exchange risk of portion of its senior notes.